World Funds Trust

8730 Stony Point Parkway, Suite 205

Richmond, Virginia 23235

June 3, 2024

VIA EDGAR FILING

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: World Funds Trust: Request for withdraw of Form N-1A Filing (File No. 333-148723 and 811-22172)

Ladies and Gentlemen:

This Form AW, Amendment Withdrawal Request, is submitted pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), to withdraw a filing made under Rule 485(b) of the 1933 Act by World Funds Trust (the “Registrant”).  Registrant hereby requests you withdraw Post-Effective Amendment No. 461 to its Registration Statement filed with the Securities and Exchange Commission on April 26, 2024 (Accession No. 0001999371-24-005233) concerning the T-Rex 1.5X Inverse Bitcoin Daily Target ETF and T-Rex 1.5X Long Bitcoin Daily Target ETF (the “Funds”), as the Registrant does not intend to launch the Funds.  No securities of the Funds have been sold in connection with the offering.

If you have any questions concerning this application for withdrawal, please contact John H. Lively of Practus, LLP, counsel for the Trust, at (913) 660-0778.

Very truly yours,

/s/ Karen M. Shupe

Karen M. Shupe,

Treasurer and Principal Executive Officer